Exhibit 4.2

ALLONGE #5 TO CONVERTIBLE PROMISSORY NOTE

This Allonge #5, dated as of December 31, 2014, is attached to and made a part of that certain Convertible Promissory Note (the “Note”) dated April 14, 2009, in the original principal amount of One Million Dollars ($1,000,000) made by Onstream Media Corporation (the “Company”) to the order of Rockridge Capital Holdings, LLC (the “Investor”) and amended by (i) an Allonge dated September 11, 2009 which among other things increased the Principal Amount under the Note to Two Million Dollars ($2,000,000) and (ii) Allonges dated December 11, 2012, February 28, 2014 and September 20, 2014, which among other things modified the repayment schedule, for the purpose of annexing thereto the following modifications.

1)

It is hereby agreed that the remaining principal balance outstanding under the Note as of December 31, 2014 is $400,000 after consideration of all payments made to date and such remaining principal balance outstanding under the Note is due and payable on June 30, 2015. It is further agreed that the Company will pay the outstanding principal under the Note upon its sale of any of its business units or subsidiaries, and within ten days after its receipt of related proceeds in excess of $5 million in aggregate.

2)

In addition to the principal repayment, interest will be payable at 12% per annum with remaining scheduled monthly payments of $4,000 per month on the last day of each month from January 2015 through June 2015.These interest payments will be appropriately adjusted, on a pro-rata daily basis, in the event of an early repayment of the note.

3)

In consideration of the above payment schedule, which represents a modification of the previous repayment schedule and most notably an extension of the previous balloon payment that was due on December 31, 2014, the Company hereby agrees to increase the origination fee due hereunder by fifty thousand (50,000) common shares, for a cumulative origination fee of six hundred sixty-six thousand six hundred sixty seven (666,667) restricted common shares of the Company, none of which shares have yet been issued and are in lieu of any other origination fees hereunder. In the event that Sigma repays the Note on behalf of the Company on or before January 31, 2015, per item 4 below, the additional origination fee hereunder will be reduced from fifty thousand (50,000) common shares to ten thousand (10,000) common shares, which would reduce the cumulative origination fee to six hundred twenty-six thousand six hundred sixty seven (626,667) The number of shares in this paragraph has been calculated after giving effect to the 1 for 6 reverse split effected by the Company on April 5, 2010.

Initials:   Investor DF   Company RS

ALLONGE #5 TO CONVERTIBLE PROMISSORY NOTE

4)

The Investor hereby consents to modifications being made, at or about the same time as this Allonge #5 is being executed, to certain notes that were the subject of that certain Intercreditor Agreement dated February 28, 2014 between the Investor and Sigma Opportunity Fund II, LLC (“Sigma”). Such modifications include (i) the payment of interest to date on such notes and the consolidation of the remaining principal of such notes into a single note having a principal amount of $1,358,000 and the extension of the principal due date of such new note to June 30, 2015, with interest payable monthly on such balance at 21% per annum through such extended due date (ii) the modification of the period during which Sigma can repay the Note on behalf of the Company absent any default by the Company under the Note to the period from January 1 through January 31, 2015, provided that Sigma may repay the Note in the event of the Company’s default at any time and (iii) additional consideration paid by the Company to Sigma in cash and shares in consideration of such modifications.

5)

Other than as modified above and as previously amended, the Note remains unmodified and in full force and effect.

Above agreed to and accepted by:

COMPANY:

ONSTREAM MEDIA CORPORATION

By:  /s/ Randy S. Selman

Initials: RS

Name:  Randy S. Selman

Title:  President and Chief Executive Officer

INVESTOR:

ROCKRIDGE CAPITAL HOLDINGS, LLC

By:  /s/ David Friedman

Initials: DF

Name:  David Friedman

Title:    Managing Director